Exhibit 99.1

Quarterly Earnings Release Managerial Report 4 th Quarter 2022

João Vitor Menin CEO Inter&Co CEO Letter 1 MANAGERIAL REPORT | 4Q22 2022 was an incredible year for Inter&Co . We achieved several accomplishments that have propelled us forward and positioned us for greater success . One of our proudest moments was reaching a record - breaking 8 . 3 million net new clients, taking our total to 25 million clients . This allowed us to broaden our reach and strengthen our position in the Brazilian market . Our commitment to operational leverage challenges us to continue scaling with fewer resources, while maintaining to deliver the highest quality service . We were able to improve our efficiency and deliver more value to our stakeholders by streamlining our processes . In addition, our Corporate Reorganization enabled us to list our shares in the US and become the first company to migrate from the B 3 to the Nasdaq . This was a major accomplishment that gives us access to the world's largest stock exchange and a diverse range of investors . Looking ahead to 2023 , we are excited to build on the momentum of the past year and continue to execute on our strategy to leverage on the advantages we have created in our world - class Super App to build our client base and funding, grow engagement and monetization and expand across borders . We will continue to reprice our credit portfolio, ensuring an efficient use of our regulatory capital . We are also working thoroughly to optimize our credit models, minimize risk and streamline capital consumption . We remain fully committed to fulfill our mission to empower people to manage their finances and daily activities through a simple and seamlessly integrated digital experience . Overall, we're confident that our key focus areas will position us for continued success in 2023 and beyond . We're grateful for the trust our clients have placed in us and will continue to dedicate ourselves to providing excellent service and creating value for all our stakeholders . Sincerely,

Note 1: Loan Portfolio = Loans and advances to customers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the Fina nci al Statements, line ”Loans to financial institutions”. Highlights of the year | 2022 2 MANAGERIAL REPORT | 4Q22

Strategic update Employee Productivity • Flat headcount the entire year, committed to continue in 2023 • Increased active client p/employee from 2.3k to 3.1k (+36%) Investor Day • Introduced strategy and 5 - year Business Plan • Presented detailed analysis on Unit Economics Global Expansion • Nasdaq listing, USEND and YellowFi acquisitions • Creating new growth opportunities bringing the Super App to US 2023 Focus • Focus on delivering operating leverage , doing more with less • Balance of growth and profitability to self - fund business plan Funding per Client • Increased to R$ 3.5 thousand p/active client • Cost of funding closing the year below 60% of CDI New Clients • Another record of new clients added in a single year • +8.3 million net new clients in 2022 3 Loan Repricing • Actively repricing the long duration portfolios • Solving for +20% ROE in new originations MANAGERIAL REPORT | 4Q22

Unit Economics

Clients growth

- **24.7 million** total clients, **+8.3 million** net clients in the year
- **12.6 million** active clients
- **NPS of 85 points,** +1 points improvement in December/22



Number of clients
In Million
10.2
0.8
9.4
12.0
0.9
11.1
13.9
1.0
12.9
16.3
1.1
15.3
18.6
1.2
17.4
20.7
1.3
19.4
22.8
1.4
21.4
24.7
1.5
23.2
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
SMEs
Individuals

Client acquisition cost (CAC)

- **CAC:** Remains stable at **R$30**, while maintaining strong momentum adding new clients.



Client acquisition cost
In R$
28
14
14
27
12
15
31
14
17
29
11
17
29
13
16
32
16
16
28
16
13
30
16
15
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Operational costs
Marketing Costs

MANAGERIAL REPORT | 4Q22

4

Unit Economics Note 1: Considers PIX, credit card and debit card transacted volume per client cohort . Note 2 : Customers who had 50% or more of their monthly income after tax flowing in their Inter account during the month. 5 MANAGERIAL REPORT | 4Q22 4Q22 1Q21 Card + PIX TPV per Active Client 1 Credit & Debit Card + PIX Volume in R$ Thousand Quarters of Relationship 0 2 4 6 8 10 12 1 3 5 7 9 11 13 15 17 19 Thousands 35% 45% 55% 65% 75% 85% 0 2 4 6 8 10 12 14 16 18 20 22 See more in the 4Q Earnings Presentation 4Q22 1Q21 Quarters of Relationship • TPV per active client consistently improves across cohorts • Older cohorts approach towards R$ 10 thousand per active client per month Primary Bank Relationship 2 % of Active Clients Clients' engagement • Approximately 69% of our active clients use Inter as primary bank • While newer cohorts surpass the 75% mark

Unit Economics

Cross Selling

- Our clients are adopting more products across our ecosystem
- In 4Q22, more than 66% used 3 or more products


Active Clients with 3 or More Products[1]
% of total active clients
66%
42%
2Q19
4Q19
2Q20
4Q20
2Q21
4Q21
2Q22
4Q22

Average revenue per active client (ARPAC) Cost-to-serve (CTS)

- **ARPAC:** Our monthly gross average revenue per active client (ARPAC) grew to **R$47** comparing 1Q22 to 1Q21. With mature cohorts reaching approximately R$80


ARPAC & CTS
In R$ (monthly)
32 32 37 45 46 47 46 47
28 28 31 35 34 32 29 31
16 17 15 23 18 17 17 17
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
CTS
Net ARPAC[2]
Gross ARPAC[3]

Note 1: % of active clients that consumes three or more products in the end of the quarters. Were considered 73 products or group of features, such as transactional banking services (PIX + wire transfers + withdraws), shopping purchases, credit card transactions, etc. **Note 2:** ARPAC net of interest expenses. **Note 3:** ARPAC gross of interest expenses.

MANAGERIAL REPORT | 4Q22
6

Total Revenue

- Total gross revenue reached **R$ 6 billion in 2022, up 91% YoY**.

Total gross revenue[1]
In R$ Million



52%
1,122
1,706
4Q21
4Q22
91%
3,139
5,986
2021
2022

Total net revenue[2]
In R$ Million



33%
754
1,002
4Q21
4Q22
59%
2,244
3,563
2021
2022

See more in the
4Q Earnings Presentation

- Net fee revenue **reached R$ 1,227 million**, an increase of **87%** YoY.

Net fee revenue[3]
In R$ Million



59%
205
327
4Q21
4Q22
+87%
655
1,227
2021
2022

Net fee revenue[3] Breakdown



59%
12%
15%
8%
64%
R$205mm
4Q21
11%
8%
18%
64%
R$327mm
4Q22
4
Banking
Shop
Invest
Seguros

Note 1: Gross Revenue = Interest income calculated using the effective interest method + (Revenue from services and commissions – cashback expenses) + Income from securities + Net gains / (losses) from derivatives + Other Revenues **Note 2:** Number from IFRS Income Statements: Revenue **Note 3:** Net Fee Revenue = Net result from services and commissions + Other revenue (as disclosed in IFRS Income Statement). **Note 4:** Includes the segment "Banking" on IFRS Income Statements, net of the amount allocated on Inter Shop, Inter Seguros and Inter Invest revenue. See notes on each business vertical page.

MANAGERIAL REPORT | 4Q22
7

inter&co Banking & Spending | Credit | Inter Shop & Commerce Plus | Invest | Insurance | Global

Inter's banking vertical delivered continuous improvements in process and products through the year, such as, reduction of human contact in the opening account process, reduction in frauds incidents, new APIs for Business Accounts.

Funding

- Funding volume surpassed **R$ 29.8 billion, an increase of 36%** over the year ago period



Funding
In R$ Billion
+36%
21.9
7%
16%
32%
45%
29.8
5%
21%
35%
39%
Others
Securities issued
Time deposits
Demand deposits
4Q21
4Q22

See more in the
4Q Earnings Presentation

Floating revenue[1]

- Floating revenue grew 162% in the annual comparison and reached R$ 657 million. This growth can be explained by the increase in demand deposit and Selic rate



Floating revenue1
In R$ Million
+61%
114
183
+162%
251
657
4Q21
4Q22
2021
2022

Floating revenue is calculated on a managerial basis by multiplying the balance of demand deposits (net of reserve requirements) times 100% of the CDI rate.

PIX

- We reached 1.6 billion PIX transactions this year, 135% annual growth, reaching **7.9% of the transaction market share in the 4Q22**
- Approx. R$ 512 billion transacted through Inter in 2022



Pix market share
In %
7.6%
7.7%
7.8%
7.9%
1Q22
2Q22
3Q22
4Q22

Note 1: Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Interest Income" on IFRS Income Statement.

MANAGERIAL REPORT | 4Q22
8

inter&co | Banking & Spending | Credit | Inter Shop & Commerce Plus | Invest | Insurance | Global

Cards

- **More than 7.4 million cards were used in 4Q22**, 37% higher than in 4Q21.


No. of cards used¹
In Million
+37%
5.4
7.4
4Q21
4Q22
No. of debit users
In Million
+41%
4.2
5.9
4Q21
4Q22
No. of credit users
In Million
+27%
2.7
3.5
4Q21
4Q22

- Card + PIX TPV increased 63% YoY, with credit cards having stronger average growth.


Card+PIX TPV
In R$ Billion
+63%
178
109
% YoY
158
68%
94
19
14
45%
44%
42%
55%
27%
58%
Credit
Debit
Pix
4Q21
4Q22



"Momentum in our transactional banking remains stronger than ever, with TPV reaching an impressive R$ 178bn during the quarter"
Ray Chalub
COO


Card fee revenue²
In R$ Million
+55%
713
460
+26%
158
199
4Q21
4Q22
2021
2022

Note 1: Number of cards used includes both debit and credit users, with some clients using both but counting as a single card user. **Note 2:** Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

MANAGERIAL REPORT | 4Q22
9

Gross loan portfolio 1 In R$ Billion • Strong Loan Growth : our gross loan portfolio, including anticipation of credit cards receivables, increased by 40 % YoY, reaching approximately R $ 24 . 5 billion in 2022 . 4Q21 2% 8% 3% 14% 29% 3% 28% 25% 4Q22 20% 27% 20% 17% 4% 17.5 24.5 +40% 12.4% 52.7% 22.1% 2.8% 43.2% % YoY Note 1: Loan Portfolio = Loans and advances to customers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the Fina nc ial Statements, line " "Loans to financial institutions". Note 2: Considering the Market Portfolio for Credit Cards, Payroll, Real Estate, Agribusiness and SMBs. Public data available at SGS - Sistema Gerenciador de Séries Temporais of Banco Central do Brasil . N/M Anticip . of C.C. receivables Agribussines SMBs Payroll FGTS N/M Real Estate Credit Cards 10 MANAGERIAL REPORT | 4Q22 Banking & Spending Credit Inter Shop & Commerce Plus Invest Global Insurance Loan Portfolio 0.61% 0.62% 0.64% 0.66% 0.68% 4Q21 1Q22 2Q22 3Q22 4Q22 Gross Loan Portfolio Market Share 2 In % “Our credit portfolio is balancing growth with profitability, yielding in better risk - adjusted returns as we continuously reprice our long duration portfolios” Thiago Garrides - CRO See more in the 4Q Earnings Presentation

inter&co | Banking & Spending | Credit | Inter Shop & Commerce Plus | Invest | Insurance | Global

Inter Shop & Commerce Plus

- **North stars:** Product diversification, client engagement, and focus on profitability
- **Product diversification:**
  - More than 1.6 million SKUs
  - +1.1 thousand partners (vs. 430 in 2021)
  - New services: Duo Gourmet + Black MC, International Gift Cards, Booking Hotels
- **Client engagement:**
  - +4.2 million clients in 2022, (+55% YoY)
  - +32 million transactions, which means **1 purchase per second** (+45% YoY)
- **Focus on profitability:**
  - +R$ 4 billion in GMV (+ 14% YoY)
  - ˜80% of our revenues were from End-to-End purchases


Inter Shop
Buscar Produtos e Lojas
Quartou com as melhores ofertas
Voltar ao topo

Inter Shop GMV
In R$ Billion


+13%
3.5
4.0
2021
2022

Gross take-rate
Net take-rate
(%)


11.2%
8.0%
5.9%
1.4%
4Q21
4Q22
Take rate
Net take rate



"Despite a challenging year in e-commerce, with customers returning to on-site purchasing, we were able to multiply our net revenues by 5x"

Rodrigo Gouveia
Inter Shop CEO

MANAGERIAL REPORT | 4Q22

11

Assets under custody ( AuC ) 1 In R$ Billion • We finished the year with R $ 67 billion in assets under custody • We reached R $ 3 . 7 billion in net inflows In the 4 Q 22 , a 54 % YoY growth 49 67 4Q21 4Q22 +37% Note 1: AuC excluding Inter Holding Financeira . Inter Invest 12 MANAGERIAL REPORT | 4Q22 Banking & Spending Credit Inter Shop & Commerce Plus Invest Global Insurance • Always focused on simplifying our clients investment journey , we launched “ Porquinho ” (Piggy Bank), which allows clients to automatically save their cashback, dividends and coupons . • Inter Asset’s assets under management ( AuM ) reached R $ 8 billion in 2022 , up 61 % YoY, diversified among more than 300 , 000 investors • The number of investors reached 2 . 9 millions, up 56 % YoY and 18 % QoQ . “The successful launch of “ Porquinho ” reinforces our commitment to financial education and simple solutions for the daily life of our clients . This product helps clients to create healthy financial habits while improving Cross Selling opportunities . ” Felipe Bottino Inter Invest CEO

• New products : We launched several products, including Pix insurance and Pet Insurance, positioning us as the most complete digital insurance platform of Brazil • Leading transformation : Focused on a simple experience, bringing the client’s needs to the center of the business • Revenue/premium mix has grown significantly over the years as a result of the quality of our partnerships with insurers, combining commercial conditions with the great strength of our channel and performance bonuses from exclusivity contracts Active contracts 1 In Thousand 839 2022 1,271 2021 +52% “We are working to ensure that our insurance model remains scalable, combining strong growth with a cost structure and controlled expenses . ” Paulo Padilha - Inter Seguros CEO Note 1: Active contracts = clients or the object of the contract (home, car, social security, consortia, etc.). 2022 2021 156 213 +37% Insurance Premium In R$ Million Inter Seguros 13 MANAGERIAL REPORT | 4Q22 Banking & Spending Credit Inter Shop & Commerce Plus Invest Global Insurance

• We reached over 1 . 1 million clients with Brazilian Global Account, US clients and international investors • In parallel, we continue working on the improvement and launch of new products during 2023 Global Account FX, Interchange , USD floating revenue streams Remittances FX & fees revenue streams A Self - Reinforcing Ecosystem +5.3 thousand new Global Accounts opened per working day in the 4Q22 + 836 thousand transactions “The success of our global account far exceeded our expectations . The next phase is to deploy our Super App capabilities to provide the very best of Inter to the Brazilian diaspora that travels and invests in the US, as well as the one that resides there . ” Fernando Fayzano – CEO Inter&Co Payment, Inc . Global Global Services Clients In Thousand 14 MANAGERIAL REPORT | 4Q22 50 141 501 2Q22 3Q22 4Q22 1,127 1Q22 23x Banking & Spending Credit Inter Shop & Commerce Plus Invest Global Insurance

The Company manages the market risk of positions classified in the banking book as well as in the trading book . The risk management team monitors mismatches between indexes and terms of active and passive positions, checking the strategies (and risks) assumed on a daily basis . The Bank currently has an adequate market risk considering the strategy and complexity of the business, as well as in line with the Institution’s Risk Appetite Statement . Additionally, it is noteworthy that Inter currently uses tools such as Value - At - Risk ( VaR ), delta EVE and delta NII in the periodic management of market risk . The management of liquidity risk independently promotes the daily control and monitoring of Banco Inter’s liquidity in accordance with Resolution 4557 of the Central Bank of Brazil, as well as in line with the best market practices . The Bank regularly assesses its liquidity indicators and asset/liability mismatches, weighing minimum cash metrics, level of cash allocated to highly liquid assets (HQLA), potential cash requirements in a stress scenario, among others . Additionally, the Institution has a fragmented client base with demand deposits (and term deposits), as well as a robust (available) stock of collateral for the issuance of real estate credit notes (LCI) that potentially generate stability in liquidity management . Market risk management Liquidity management Appendix 15 MANAGERIAL REPORT | 4Q22

Non-IFRS measure reconciliation

Cost-to-Serve (R$, monthly)		4Q21	1Q22	2Q22	3Q22	4Q22
(a)	Personnel Expenses	147,171	145,120	172,466	176,232	239,787
(b)	Other Administrative Expenses	507,766	433,499	410,218	441,490	457,865
(c)	Client Acquisition Cost	82,481	66,936	72,552	61,334	62,057
(d)	Share-based Payments	1,072	3,648	23,173	16,084	51,245
(e)	QoQ Average Active Clients	8,396	9,359	10,304	11,183	12,117
(f) = {[(a) + (b) - (c)] x 3} ÷ (e)	**Cost-to-Serve (R$, monthly)**	**22.7**	**18.2**	**16.5**	**16.6**	**17.5**
(g) = {[(a) + (b) - (c) - (d)] x 3} ÷ (e)	**Cost-to-Serve (R$, monthly) - Excluding Share and M&A Expenses**	**22.7**	**18.1**	**15.8**	**16.1**	**16.1**

Efficiency Ratio (%)		4Q21	1Q22	2Q22	3Q22	4Q22
(a)	Personnel Expenses	147,171	145,120	172,466	176,232	239,787
(b)	Other Administrative Expenses	507,766	433,499	410,218	441,490	457,865
(c)	NII	220,523	184,389	157,271	208,665	279,483
(d)	Net Result from Services and Commissions	152,663	177,703	204,561	217,029	239,513
(e)	Income from Securities	337,710	348,013	406,846	340,982	375,896
(f)	Net gains (or losses) from Derivatives	-10,011	11,009	-3,030	5,941	19,964
(g)	Other Revenue	52,820	112,407	111,372	77,687	86,996
(h)	Tax Expenses	48,168	56,057	62,191	61,544	68,796
(i)	Share-based Payments	1,072	3,648	23,173	16,084	51,245
(j) = [(a) + (b)] ÷ [(c) + (d) + (e) + (f) + (g) - (h)]	**Efficiency Ratio (%)**	**93%**	**74%**	**72%**	**78%**	**75%**
(j) = [(a) + (b) - (i)] ÷ [(c) + (d) + (e) + (f) + (g) - (h)]	**Efficiency Ratio (%) - Excluding Share and M&A Expenses**	**93%**	**74%**	**69%**	**76%**	**69%**

MANAGERIAL REPORT | 4Q22
16

Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products that do not generate revenues in the preceding three months ( e . g : pix, wire transfers, etc ) . For Inter insurance, we calculate the number of active customers for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date . For Inter Invest, we calculate the number of active customers as the number of individual accounts that have invested on our platform over the applicable period . We believe that active customers, as it reflects the number of customers with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired customers . We use this metric to monitor the effect of our customer - focused initiatives . Assets under custody ( AuC ): AuC include the primary funding products issued by Inter, demand deposits, assets under custody (products issued by third parties, investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset . Card+PIX TPV: Includes the volume transacted in purchases made through debit and credit cards (including withdrawals), and PIX transactions . Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter . Cross - selling index (CSI): σ —„‡” ‘ˆ —•‡† ’”‘†—–• –‹˜‡ Ž‹‡–• ‘ˆ Žƒ•– “—ƒ”–‡” ൅ ƒ–‹˜‡ Ž‹‡–• ‘ˆ ‘•– ”‡‡– “—ƒ”–‡” ൊ ʹ Gross merchandise volume (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end - to - end models, as well as top up, gift cards and other products sold through Inter Marketplace . Gross take rate: –‡” Š‘’ ‰”‘•• ”‡˜‡—‡  Loan portfolio : Loan Portfolio includes Anticipation of Credit Card Receivables, disclosed in note 9 of the Financial Statements, row "Amounts due from financial institutions” . Net take rate: –‡” Š‘’ ‡– ”‡˜‡—‡  Glossary | Operational definitions 17 MANAGERIAL REPORT | 4Q22

Glossary | Non-IFRS measures reconciliation

This release includes financial measures defined as "non-IFRS financial measures" by the SEC. These non- IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

ARPAC gross of interest expenses:

$$\frac{\text{(Interest income calculated using the effective interest method } + \text{(revenue from services and commissions} - \text{Cashback expenses)} + \text{ Income from securities } + \text{ Net gains (losses) from derivatives } + \text{ Other revenue)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{\text{(Revenue } - \text{ Interest expenses)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC líquido per quarterly cohort:
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods(1). Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Card fee revenue:
It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Cost of funding:

$$\frac{\text{Interest expenses } \times 4}{\text{Average of last 2 quarters Interest bearing liabilities}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets } \times 4}{\text{Average of last 2 quarters Loans and advances to customers}}$$

Cost-to-income:

$$\frac{\text{Personal expense } + \text{ Other administrative expenses}}{\text{Net interest income} + \text{Net result from services and commissions} + \text{Income from securities} + \text{ Net gains or (losses)from derivatives} + \text{Other revenue } - \text{ Tax expenses}}$$

Cost-to-serve (CTS):

$$\frac{\text{((Personal Expenses} + \text{Other Administrative Expenses} - \text{Total CAC))} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

MANAGERIAL REPORT | 4Q22

18

Coverage ratio: ”‘˜‹•‹‘ ˆ‘” ‡š’‡–‡† Ž‘••  ൐ ͻͲ †ƒ›• Earning portfolio: Earnings Portfolio include “ Amounts due from financial institutions ” + “ Loans and advances to customers , net of provisions for expected loss ” + “ Securities ” + “ Derivatives ” from the IFRS Balance Sheet . Fee income ratio : ‡˜‡—‡ ˆ”‘ •‡”˜‹‡• ƒ† ‘‹••‹‘• ൅ –Š‡” ”‡˜‡—‡ ‡˜‡—‡ Floating revenue : Floating revenue is calculated on a managerial basis by multiplying the balance of demand deposits (net of reserve requirements ) times 100% of the CDI rate. Funding : ‹ƒ„‹Ž‹–‹‡• ™‹–Š —•–‘‡”• ൅ ‡—”‹–‹‡• ‹••—‡† Interest earning assets: ‘—–• —‡ ”‘ ‹ƒ‹ƒŽ •–‹–—–‹‘• ൅ ‡—”‹–‹‡ ൅ ‘ƒ• ƒ† ƒ˜ƒ‡• –‘ —•–‘‡”• ǡ ‡– ‘ˆ ’”‘˜‹•‹‘• ˆ‘” ‡š’‡–‡† Ž‘•• ൅ ‡”‹˜ƒ–‹˜‡ ˆ‹ƒ‹ƒŽ ƒ••‡–• Marginal NIM: Assumes that real estate and payroll loans are fully repriced at the origination rates of the last month of each quarter . Net fee income: ‡˜‡—‡ ˆ”‘ •‡”˜‹‡• ƒ† ‘‹••‹‘• ൅ –Š‡” ”‡˜‡—‡ NIM 2.0 – IEP Only: ‡– –‡”‡•– ‘‡ š Ͷ ˜‡”ƒ‰‡ ‘ˆ ʹ Žƒ•– “—ƒ”–‡”• –‡”‡•– ƒ”‹‰ ‘”–ˆ‘Ž‹‘ NIM 1.0 – IEP + Non - interest Credit Cards Receivables: ‡– –‡”‡•– ‘‡ š Ͷ ˜‡”ƒ‰‡ ‘ˆ ʹ Žƒ•– “—ƒ”–‡”• –‡”‡•– ƒ”‹‰ ‘”–ˆ‘Ž‹‘ ൅ ‘ െ –‡”‡•– ‡ƒ”‹‰ ”‡†‹– ƒ”† ‡‡‹˜ƒ„Ž‡• Glossary | Non - IFRS measures reconciliation 19 MANAGERIAL REPORT | 4Q22

Glossary | Non-IFRS measures reconciliation

NPL 15 to 90 days:

$$\frac{\text{NPL 15 to 90 days}}{\text{Loans and advances to customers} + \text{Anticipation of Credit Card Receivables}}$$

$$\text{[IFRS line "Amounts due from financial institutions"]}$$

NPL > 90 days:

$$\frac{\text{NPL} > \text{90 days}}{\text{Loans and advances to customers} + \text{Anticipation of Credit Card Receivables}}$$

$$\text{[IFRS line "Amounts due from financial institutions"]}$$

Return on average assets (ROA):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Total Assets}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Equity attributable to owners of the Company}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income calculated using the effective interest method} + (\text{revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenue}$$

MANAGERIAL REPORT | 4Q22

20

This report may contain forward - looking statements regarding Inter&Co , anticipated synergies, growth plans, projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance . These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter&Co , the markets, products and prices and other factors . In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release . Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter . In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements . These forward - looking statements are based on Inter&Co's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward - Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20 - F . The numbers for our key metrics (Unit Economics), which include active users , average revenue per active client (ARPAC), cost to serve per active client (CTSAC) and cross selling index (CSI), are calculated using Inter’s internal data . Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business . In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics . Disclaimer

About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents . The non - IFRS Financial Measures include, among others : Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All - in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns , Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1 . 0 , Marginal NIM 2 . 0 , Net Interest Margin IEP + Non - int . CC Receivables ( 1 . 0 ), Net Interest Margin IEP ( 2 . 0 ), Cost - to - Serve . A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements . Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies . Disclaimer